=============================
                                                   HART & TRINEN 1624 Washington
                                                   St Denver, CO 80203 (303)
                                                   839-0061 (303) 839-5414 - Fax
                                                   harttrinen@aol.com - email
                                                   =============================
                                      MEMO
TO:          Laura Nicholson

FROM:        Bill Hart

RE: Synergy Resources Corporation/Reconciliation of shares issuable upon exercise of Series A warrants

DATE:        December 8, 2009
--------------------------------------------------------------------------------


Description on page 6 of the Prospectus.


                                                                 Shares        Warrants
                                                                 ------        --------

o    we are issuing:

     -    1,038,000  Series A warrants to those
          shareholders who were owners of our common
          stock on September 9, 2008, and                                     1,038,000
     -    up to 1,038,000 shares of our common stock to
          the holders of these warrants if and when the
          warrants are exercised.                              1,038,000

o    a number of our shareholders are offering to sell:

     -    up to 8,060,000 shares of our common stock which
          they acquired in connection with our acquisition
          of Synergy,                                          8,060,000
     -    up to 2,060,000 Series A warrants acquired in the
          acquisition, and                                                    2,060,000
     -    up to 2,060,000 shares of common stock which may
          issuable upon the exercise of the
          Series A warrants.                                   2,060,000 (1)
     -    up to 4,000,000 shares of common stock issuable
          upon the exercise of options.                        4,000,000

o    a number of investors are offering to sell:

     -    up to 2,000,000  shares of our common stock which
          they acquired in the private offering;               2,000,000
     -    up to 1,000,000 Series A warrants which they
          acquired in a private offering; and                                 1,000,000


     -    up to 2,000,000 shares of our common stock which
          are issuable upon the exercise of the Series A
          (1,000,000)  and  Series  B  (1,000,000) Warrants.   2,000,000 (2)

o Scottsdale Capital, the sales agent for our private offering, is offering to sell:

     -    up to 63,466 shares of common stock which are
          issuable upon the exercise of the sales agent
          warrants;                                               63,466
     -    up to 63,466 shares of our common stock which
          are issuable upon the exercise of the Series A
          (31,733) and Series B (31,733) warrants
          included as part of the sales agent's warrants.         63,466 (3)

     -    up to 31,733 Series A warrants issuable upon the
          exercise of the sales agent's warrants.                                31,333
                                                              -----------    -----------
                                                              19,284,932      4,129,733
                                                              ===========    ===========


Shares issuable upon exercise of Series A warrants
--------------------------------------------------

          2,060,000 (1)
          1,000,000 (2)
             31,733 (3)
          3,091,733

                                                        Shares         Warrants
                                                        ------         --------
Shares in registration fee table.

       Common Stock (2)                              18,246,932             --
       Series A Warrants (3)                                 --      3,091,733
       Series A Warrants (4)                                 --      1,038,000
       Common Stock (5)                               1,038,000             --
                                                    ------------   ------------
                                                     19,284,932      4,129,733
                                                    ============   ============

(2) Shares of common stock offered by selling shareholders, including shares issuable upon exercise of Series A warrants, Series B warrants, and options.
(3) Series A warrants held by the selling shareholders on the date this registration statement was first filed with the Securities and Exchange Commission.
(4) Series A Warrants to be issued to shareholders owning registrant's shares of common stock on September 9, 2008.
(5) Shares of common stock to be issued upon the exercise of Series A warrants to be issued to shareholders owning registrant's shares of common stock on September 9, 2008.